Exhibit 99.55

PRESS RELEASE
For immediate release

NOUVEAU MONDE APPOINTS NATHALIE PILON AND JAMIE SCARLETT TO ITS BOARD OF

DIRECTORS AS IT PREPARES FOR CONSTRUCTION OF MINE AND ANODE FACILITIES

+	Following the decision by Pierre Renaud and Marc Prud’homme to retire from the board, Nathalie Pilon and Jamie Scarlett are appointed as new board directors of Nouveau Monde
+	Nathalie Pilon brings with her 30 years of relevant experience within senior management of the construction and electrification industry, most recently as ABB’s President of Canada and part of the ABB Executive Team for the Americas – managing 4,000 people on 50 sites throughout Canada
+	Jamie Scarlett is one of Canada’s most respected senior legal advisors. For many years, he was head of Torys’ Capital Markets, Mining and International Business Development Groups. Most recently, he served as the Chief Legal Officer at Hydro One. Previously he served as a commissioner of the Ontario Security Commision
+	Great appreciation for the outstanding achievements and contributions from retiring directors Pierre Renaud and Marc Prud’homme during their tenure as directors of Nouveau Monde

MONTREAL, CANADA, November 30, 2020 –Nouveau Monde Graphite (“Nouveau Monde” or “the Company”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) is announcing a board restructuring in preparation of its next phase of development. Nouveau Monde is proud to announce the nomination to its board of directors of Ms. Nathalie Pilon and Mr. Jamie Scarlett effective on December 1st 2020. After having accomplished significant contributions for Nouveau Monde during their respective mandate, Pierre Renaud and Marc Prud’homme are resigning from the board of directors.

Arne H Frandsen, Chairman of the Nouveau Monde board commented: “On behalf of the board, I am delighted to welcome Ms. Pilon and Mr. Scarlett to the leadership team. We are proud that Nouveau Monde has secured the service of two such senior and high profile directors. Both Ms. Pilon and Mr. Scarlett bring with them decades of relevant experience which will benefit all of our stakeholders. These additions to the board will further strengthen the team as Nouveau Monde commences the construction of its mine and anode material facilities. Let me also use this opportunity to thank Mr. Renaud and Mr. Prud’homme for their outstanding contribution to the Company. Especially the achievements in the local community and in respect of environmental matters, which will be everlasting for the Company”.

Eric Desaulniers, the Company’s CEO, stated: “Pierre was truly instrumental in developing a sustainable development vision for the Matawinie project early in the development phase. I recommend all mining and industrial projects to surround themselves with experts like Pierre to establish a solid foundation to sustainability for the benefit of all stakeholders. Moreover, Marc allowed us to genuinely connect with and understand the local community wishes and concerns during the essential operational design phase of the Matawinie project. His guidance was very helpful in aligning the corporate objectives with the local stakeholders’ interests. I sincerely thank both of them for their mentorship and support during the past three years”.

Nathalie Pilon Biography

Nathalie Pilon was President of ABB in Canada and member of the Executive Board of ABB Americas until the end of 2019. Prior to her appointment, she was President of Thomas & Betts Canada, where she had been with the company since 1996 as Vice President, Finance and Information Technologies. As leader of the largest manufacturing supplier of electrical products in Canada, she brought innovation, operational excellence and customer service to the forefront, achieving leadership in the Canadian marketplace. Prior to joining Thomas & Betts, Ms. Pilon served as Senior Manager, Professional Practice for KPMG.

A nationally recognized business leader in Canada, Ms. Pilon brings twenty years of experience in heavy industry and manufacturing, and a keen ability to bring people and technology together to drive Canada’s innovation ecosystem. She was named one of Canada’s Top 100 Most Powerful Women by the Women’s Executive Network. In 2015 she received the distinguished Leadership Award by the Association of Women in Finance, and in 2018 she was awarded an Honorary Doctorate from Concordia University for her innovation in business.

Ms. Pilon holds a Bachelor’s degree in Business Administration from HEC Montréal and is a fellow of the Québec Order of Chartered Professional Accountants (FCPA). She is a board member of HEC Montréal, the CSA Group and the Montréal Port Authority.

James (Jamie) Scarlett Biography

Mr. Scarlett was, until last year, the Executive Vice-President and Chief Legal Officer at Hydro One Limited, a leading Canadian electricity transmission and distribution provider. Prior to this, Mr. Scarlett was a Senior Partner at Torys LLP, one of Canada’s leading law firms. Having joined Torys in 2000, Mr, Scarlett held a number of leadership roles at the firm, including head of Torys' Capital Markets Group, Mining Group and International Business Development strategy. In addition, Mr. Scarlett was a member of the firm’s Executive Committee. As a Senior Partner, Mr. Scarlett spearheaded public market M&A transactions worth over C$25 billion as well as numerous board mandates, related party transactions, hostile takeover offers and dissident shareholder actions. In addition he has experience from over 30 public equity deals.

Prior to joining Torys, he was a Senior Partner at Toronto-based McMillan Binch LLP. While at that firm Mr. Scarlett held leadership roles as head of its Corporate Group, Securities Group and as a member of its Board.

Jamie was also seconded to the Ontario Securities Commission (“OSC”) and was appointed as Director of the Capital Markets Branch of the OSC. Mr. Scarlett earned his law degree (J.D.) from the University of Toronto and a Bachelor of Commerce Degree from McGill University. Mr. Scarlett holds the ICD.D designation.

A total of 1,050,000 options at 0.70$ valid for 5 years were issued to two newly appointed board members as well as an executive director. These options are vesting immediately and are issued in accordance with the company stock option plan.

About Nouveau Monde

Nouveau Monde will be a key operator in the sustainable energy revolution. The Company is developing the only fully-integrated source of green battery anode material in the Western World. Targeting full-scale commercial operations by early 2023, the Company will provide advanced carbon-neutral graphite-based material solutions to the growing lithium-ion and fuel cell markets. With low-cost operations and the highest of ESG standards, Nouveau Monde will become a strategic supplier to the World’s leading battery and auto manufacturers, ensuring robust and reliable advanced material, while guaranteeing supply chain traceability.

Media	Investors

Julie Paquet Director, Communications Nouveau Monde +1-450-757-8905 #140 jpaquet@nouveaumonde.ca	Christina Lalli Director, Investor Relations Nouveau Monde +1-438-399-8665 clalli@nouveaumonde.ca

Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to (i) the positive impact of the foregoing on project economics, and (ii) generally, or the “About Nouveau Monde” paragraph which essentially describe the Corporation’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Corporation is available in the SEDAR database (www.sedar.com) and on the Corporation’s website at: www.NouveauMonde.ca